UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                          ----------------------------

                                   FORM N-54A

        NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(A) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:                                         Market Integrity, Inc.

Address of Principal Business Office:         2920 N. Swan Road, Suite 207
                                              Tucson, Arizona 85712

Telephone Number:                             (520) 319-6106

Name and Address of Agent for Service of      Jonathan Roberts, CEO
Process:                                      Market Integrity, Inc.
                                              2920 N. Swan Road, Suite 207
                                              Tucson, Arizona 85712

Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: Form 10SB12G, filed February 16, 2000.

[  ]            The company is relying on Rule 12g-2 under the Securities
                Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

                The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

                The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Nevada and with its principal place of business in Arizona; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.


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                                   SIGNATURES
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Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Tucson and state of Arizona on this 19th day of July 19th, 2005.


                                 By:       /x/ Jonathan Roberts
                                     -------------------------------------------
                               Name:  Jonathan Roberts
                              Title:  Chief Executive Officer

      Attest:      /x/ Kishor Joshi
              ------------------------------------------
          By:  Kishor Joshi, Secretary and Treasurer